Exhibit 99.1

Neo-Concept International Group Holdings Limited Announces Collaboration with Reiss Limited

HONG KONG, May 22, 2024 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”), a one-stop apparel solution services provider, today announced that its wholly-owned subsidiary Neo-Concept UK Limited (“NCUK”) had entered into a framework collaboration agreement (the “Collaboration Agreement”) with Reiss Limited (“REISS”) to produce a range of co-branded “REISS x Les100Ciels” products.

Under the Collaboration Agreement, the two companies will work together on the design of the new product line, with NCUK being responsible for manufacturing the products through its supply channels. The products will be exclusive to this collaboration and will be sold through NCUK ’s online (www.les100ciels.com) and retail channels, as well as distributed to REISS for sale through its retail network.

The Collaboration Agreement takes effect immediately and shall remain in force indefinitely, subject to termination by either party with at least 3 months’ advance written notice.

“We are thrilled to be partnering with Reiss on this exciting new collaboration,” said Eva Siu, Chairlady of NCI. “Our expertise in product design and manufacturing, combined with REISS’ extensive retail reach, creates an opportunity to bring something truly unique to consumers. We look forward to working closely with the team at REISS to bring these products to market.” “This collaboration further reinforced the momentum built in our retail sales in the U.K.”

Patrick Lau, Chief Financial Officer of NCI added, “ This collaboration allows us to leverage the respective strengths of both companies to create a compelling new product line. REISS has a presence in 135 locations worldwide and through this collaboration, our products can immediately assess to REISS’s stores and shop-in-shops in various cities such including the United States, Ireland, United Arab Emirates, Hong Kong, Philippines, Netherlands, Russia, and Canada. By expanding our customer reach, we expect a potential positive growth in our business, in particular our retail sales, and financial performance.”

The first products from the “ REISS x Les100Ciels ” collection are expected to be available for purchase in Q4 2024. More details on the specific product offerings will be announced in the coming months.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-275242), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Reiss Limited

Founded in 1971, REISS is an internationally recognized fashion brand for men and women. The company has a presence in 135 locations worldwide, including standalone stores and shop-in-shops in various cities such as the UK, United States, Ireland, United Arab Emirates, Hong Kong, Philippines, Netherlands, Russia, and Canada.

REISS has established a design philosophy centered on creating contemporary menswear, womenswear, accessories, and childrenswear that aim to transcend time and trends. The brand operates with a London-based in-house atelier and a dedicated design team focused on delivering pieces that embody the company’s legacy.

Today, REISS functions as a modern fashion house, offering collections that are characterized by attainable luxury and unwavering elegance.

For more information, please visit www.reiss.com

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the licensed brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com